Exhibit (d)(viii)

SECOND AMENDMENT TO APPENDIX A

TO

AMENDED AND RESTATED INVESTMENT SUB-ADVISORY AGREEMENT

Fund	Date Added
JOHCM Global Income Builder Fund	September 19, 2017
JOHCM International Small Cap Equity Fund	September 21, 2017
JOHCM Credit Income Fund

Effective as of                  , 2020

JOHCM (USA), Inc.	J O Hambro Capital Management Limited

By:	By:
Name:	Name:
Title:	Title:

J O Hambro Capital Management Limited

By:
Name:
Title: